FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2022 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - March 2022 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports attributable profit of €2,543 million, up 58%, for first quarter of 2022 The group added seven million customers and continued to grow loans and deposits, delivering an 8% increase in revenues The bank achieved a RoTE of 14.2% in Q1 and remains confident in meeting its 2022 targets Madrid, 26 April 2022 - PRESS RELEASE • Underlying profit increased 19% year-on-year, supported by growth in customer revenues and further improvements in efficiency. • The group’s geographic and business diversification continued to provide a resilient foundation for growth, with all businesses performing strongly and a record profit contribution from Santander CIB. • The balance sheet remained strong, with credit quality normalising following the release of provisions in Q4 2021. Loan loss provisions were €2,101 million, in line with first quarter of 2021 in constant euros (i.e. excluding fx movements), while the group’s fully-loaded CET1 capital ratio stood at 12.05%, including the impact of the Amherst Pierpont acquisition, which closed in April. • The strength of the group’s performance was reflected in all profitability metrics, with return on tangible equity increasing to 14.2%, underlying earnings per share up 22% year-on-year to €0.141, and tangible net asset value (TNAV) per share up 12% to €4.29. • Inflationary effects, particularly in South America, led to an overall increase in costs (+4% in constant euros), however, in real terms, costs fell by 3% as the bank continued to improve productivity and connectivity across markets. As a result, the cost to income ratio was 45.0% (improving 1.2 percentage points versus full year 2021), placing Santander among the most efficient banks in the world. • The bank remains confident it will achieve the 2022 targets outlined in February: mid-single digit revenue growth, underlying RoTE of above 13%, cost-to-income ratio of 45%, fully-loaded CET1 of 12%. The board intends to maintain its policy to distribute 40% of underlying profit to shareholders, split evenly between cash dividend and share buybacks1. • Santander has been active in supporting the response to the humanitarian crisis resulting from the war in Ukraine. Among other initiatives, the bank is helping refugees get access to cash raised by the UN Refugee Agency, and has enabled travel to Spain and Portugal for over 350 people fleeing the war. Ana Botín, Banco Santander executive chair, said: “We delivered a strong first quarter, growing the number of customers we serve and increasing revenues by 8%, with further improvements in efficiency, and credit quality remaining solid. The return on tangible equity was 14.2%, supported by greater connectivity across the businesses and robust risk management. All regions delivered strong performance, including Europe, where profitability rebounded. 1 The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

Our geographic and business diversification continues to provide a cornerstone for growth and is a key reason why Santander remains among the most efficient and resilient banks in our peer group, with profitability well above our cost of capital.

Looking ahead, while inflation will affect the pace of global economic growth, with specific impacts varying across our regions and businesses, we are reiterating our 2022 targets, illustrating the benefits of our business model.

Our priority, as always, is to remain focused on supporting our customers, leveraging the group's collective scale to further improve service and efficiency. Our investments are delivering today and will support future growth throughout the business. We are already seeing the benefits of our investment and strategic focus on our Digital Consumer Bank and payments business, PagoNxt, where revenues have increased by 122%.

I am confident our focus on serving our customers better every day and executing our strategy will allow us continue delivering sustainable growth in EPS, TNAV per share, as well as returning value to shareholders through both cash dividends and share buybacks."

Underlying income statement(*)

EUR million

	Q1'22	Q1'21	Q1'22 vs Q1'21	Q1'22 vs Q1'21 (excl. FX)
Total income	12,305	11,390	+8%	+3%
Operating expenses	-5,535	-5,118	+8%	+4%
Net operating income	6,770	6,272	+8%	+2%
Net loan-loss provisions	-2,101	-1,992	+5%	+1%
Profit before tax	4,171	3,813	+9%	+3%
Underlying profit	2,543	2,138	+19%	+12%
Net capital gains and provisions	0	-530	-100%	-100%
Attributable profit	**2,543**	**1,608**	**+58%**	**+47%**

(*) Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section of the financial report.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros unless otherwise stated.

Banco Santander achieved an attributable profit of €2,543 million in the first quarter of 2022, up 58% in current euros versus the first quarter of 2021 when the bank incurred €530 million in restructuring charges. Underlying profit, which excludes the aforementioned charges, was up 19% in current euros.

The bank saw strong customer activity in the quarter. Customer funds reached a new high (€1.1 trillion, +5%). Deposits climbed 5% to €906 billion due to growth in most countries, and mutual funds increased by 6% to €191 billion, underpinned by net inflows and markets recovery. Lending also grew 5%, reaching €1 trillion for the first time, after increases of 4% in Europe (Spain and Poland, +6% each), 8% in North America and 9% in South America.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

2

Member of
Dow Jones
Sustainability Indices
Powered by the S&P Global CSA

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 The number of customers the group serves increased by seven million to 155 million, while the number of digital customers grew by 11% to 49 million. Digital sales accounted for 56% of total sales compared to 50% in the same period last year. Santander’s ongoing focus on customer loyalty and digital innovation enabled the bank to achieve a top-three position in customer satisfaction in eight out of its nine core countries, according to net-promoter score (NPS) rankings. The strong activity, as well as an increase in central bank interest rates in several of the group’s core markets, supported a 6% increase in net interest income, with particularly strong growth in the UK (+15%), Poland (+78%), Brazil and Mexico (+7%), and Argentina (+69%). Net fee income also increased 6% thanks to growth in higher value-added products. For example, fee income related to card turnover and points of sale increased by 23% and 33%, respectively. Asset management and insurance businesses, as well as Santander Corporate & Investment Banking (Santander CIB), also recorded significant growth. As a result, total revenue grew 3% (+8% in current euros due to a strengthening in most currencies) to €12,305 million, with net interest income and net fee income accounting for 95% of the group’s revenue, reflecting the quality of the group’s earnings. Inflationary effects, particularly in South America, led to an overall increase in costs (+4% in constant euros), however, in real terms, costs fell by 3% as the bank continued to improve productivity and connectivity across markets. As a result, the cost to income ratio was 45.0% (improving 1.2 percentage points versus full year 2021), placing Santander among the most efficient banks in the world. The bank continues to further leverage the global strength of the group to accelerate its transformation and further increase productivity and efficiency. On a regional basis, underlying profit for the first quarter grew 30% in Europe to €1,018 million, 8% in South America to €900 million and was stable in North America at €806 million. Digital Consumer Bank also grew strongly (+11% in underlying profit) to €282 million. This illustrates the benefits of Santander’s geographic and business diversification. For the group, underlying profit before tax was €4,171 million, after growing 3% year-on-year and 5% quarter-on- quarter, while tax on profit in the period was €1,302 million, resulting in an effective tax rate of 31%. The results led to a strong improvement in profitability, with a return on tangible equity (RoTE) of 14.2%, well above cost of capital, and an underlying earnings per share (EPS) of €0.14, up 22%. For full year 2022, Santander’s underlying RoTE target is to be above 13%. The tangible net asset value (TNAV) per share in March 2022 was up 12% to €4.29. TNAV per share plus dividends (value creation) grew 13% in the last twelve months. The bank’s balance sheet remains robust, with the non-performing loan ratio standing at 3.26%, up 6 basis points year-on-year after the application of a new definition of default, while the coverage ratio stood at 69%. Cost of credit (the ratio of provisions to expected loan losses) improved 31 basis points year-on-year to 0.77%. In line with the bank’s strategy to deploy capital to the most profitable businesses, in the first quarter Santander completed the acquisition of Santander Consumer USA minority interests in the US. The acquisition of Amherst Pierpont, the US market-leading independent fixed-income broker dealer, was completed in April after obtaining the necessary regulatory approvals.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 4 Santander’s fully-loaded CET1 capital ratio stood at 12.12% and the group aims to maintain a fully-loaded CET1 of 12% going forward. Including a deduction from the acquisition of Amherst Pierpont, proforma fully-loaded CET1 would be 12.05%. Earlier this month, the bank’s annual general meeting approved the second cash dividend payment as part of shareholder remuneration against 2021 results. As a result, a cash dividend of 5.15 euro cents per share will be paid from 2 May 2022. Taken together with the interim dividend paid in November 2021, the total cash dividend distributed against 2021 results will be 10 euro cents per share. Including share buybacks, total shareholder remuneration against 2021 results would be €3,400 million, equivalent to a yield of 6%2. In 2022, the board’s intention is to reach a payout of approximately 40% of underlying profit, split evenly between cash dividends and share buybacks3. Santander has been active in supporting the response to the humanitarian crisis resulting from the war in Ukraine. In Poland, the bank is working with the UN Refugee Agency to utilize technology that allows refugees to withdraw funds raised by the charity for humanitarian aid from most ATMs without the need for a bank card or account. Furthermore, in collaboration with authorities, the bank has now helped over 350 refugees to reach Spain and Portugal safely and is using part of its headquarters in Boadilla del Monte as temporary accommodation for Ukrainian families. Furthermore, the bank has removed fees on all permitted transfers to Ukraine from Europe and the US; has helped raise €14 million to aid the response; and has suspended account and card fees for Ukrainian customers in Poland as well as providing charge-free use of ATMs and ongoing access to cash in branches and via ATMs. Santander is committed to supporting the transition to a green economy and recently announced its ambition to be net zero by 2050, and to align its power generation portfolio to the Paris Agreement by 2030. The bank was once again the leading provider of renewable energy project finance globally in 2021 by number of deals, according to Bloomberg Clean Energy index. In the first quarter of 2022, it raised or facilitated the mobilization of €3.6 billion in green finance, bringing the total to €69 billion since 2019. Santander is committed to raising or facilitating €120 billion in green finance by 2025. Market summary (Q1 2022 vs Q1 2021) To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report. As announced on 4 April 2022, to improve transparency, certain costs from the corporate centre have been reallocated to the business units. In addition, certain Santander CIB’s Europe branches have been integrated in Spain to reflect how the business is managed and supervised. These changes have no impact on the group’s consolidated figures. Proforma data for 2021 has been reported to allow for a like-for-like comparison. The group’s geographic and business diversification further enhanced the quality of the bank’s results in the first quarter of 2022, with Europe contributing 34% of underlying profit, South America contributing 30%, North America 27%, and Digital Consumer Bank 9%. The group’s global businesses, Santander CIB and Wealth Management & Insurance, also continued to deliver solid growth. Europe. Underlying profit in Europe jumped 30% to €1,018 million thanks to higher revenues (+5%) after strong growth in net interest income in the UK and Poland and the positive impact of the ongoing cost optimization plans 2 Per Banco Santander's average share price in Q1 2022. 3 The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

Santander

in all countries. Costs decreased 7% in real terms, while loan-loss provisions dropped 14%. The number of digital customers increased by 6% to 16.6 million.

Q1'22 vs. Q1'21	Total customers (mn)	Customer loans (€bn)	Customer deposits (€bn)	Net operating income[1] (€mn)	Underlying att. profit[1] (€mn)	RoTE[2]
Europe	46.1	584	604	2,245	1,018	13.5%
	--	+4%	+5%	+12%	+30%	+3.0 pp
North America	25.1	141	119	1,535	806	24.5%
	+3%	+8%	+7%	-4%	+4%	-0.4 pp
South America	64.4	149	124	2,711	900	26.7%
	+11%	+9%	+6%	+7%	+8%	+0.7 pp
Digital Consumer Bank	19.2	117	57	667	282	12.7%
	--	+1%	+6%	+3%	+11%	+1.5 pp

Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos.

(1) North America excluding Bluestem portfolio disposal impact in % changes. Otherwise, net operating income -10% and underlying attributable profit 0%.

(2) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%.

In Spain, underlying profit in 2021 was €365 million, 21% higher than in Q1 2021. This strong performance was backed by higher fee income (+9%) and lower costs (-4%) and provisions thanks to an improvement in non-performing loans and good portfolio coverage. A pick-up in activity in new residential mortgage lending and consumer was especially significant, exceeding pre-pandemic levels, improving the bank's market share in both products. Loans increased 6% backed by individuals and private banking, while deposits grew by 9%.

In the UK, underlying profit was €375 million, up 26%, driven by strong volumes and revenues. Total income was up 12% driven by an increase in net interest income (+15%). Costs fell 1%, reflecting efficiencies derived from the bank's transformation programme. Loans grew 2% supported by an increase of £3.6 billion in net mortgage lending. Customers further utilised digital service options, with 75% of refinanced mortgages conducted through digital channels, as well as 90% of new current accounts and 99% of credit cards.

North America. Underlying profit in North America reached €806 million, remaining flat year-on-year impacted by the Bluestem portfolio disposal. Excluding this impact, underlying profit was 4% higher, benefiting from the acquisition of the Santander Consumer USA minorities. Customer funds increased 8%. Loans also increased 8% driven by overall growth in Mexico and auto in the US. Digital customers in North America grew by 8% to 6.9 million.

Underlying profit in the US was €583 million, 9% lower following a normalization in loan-loss provisions after the exceptional performance in 2021. Underlying attributable profit in the US was up 11% quarter-on-quarter. Loans increased 8%, with stable growth from auto and CIB, while deposits were also up 8%.

In Mexico, underlying attributable profit in the period was €249 million, 32% higher year-on-year. This profit was driven by a 7% increase in total income and a 25% drop in loan-loss provisions. Loans were up 9%.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

5

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 South America. Underlying profit in South America increased 8% to €900 million, backed by positive growth in customer revenues. Both loans and deposits grew (9% and 6%, respectively), underpinned by product innovations, with ESG initiatives expanding in the region. The bank maintained its strategy to strengthen connectivity and capture synergies across its different business units: consumer finance, payments, CIB and sustainable businesses such as Prospera, Santander’s micro-credit programme. In Brazil, the bank continued to grow its customer base and credit turnover in cards increased 25%. Underlying attributable profit amounted to €627 million, -1%, despite revenue growth (+6%), due to higher costs and provisions. Loans grew 8% and deposits, 3%. In Chile and Argentina, the business maintained a very strong performance (+28% and +53% respectively year-on- yar) thanks to higher total income. Digital Consumer Bank. Santander’s Digital Consumer Bank, the leading consumer finance bank in Europe, achieved an underlying profit of €282 million, up 11%, thanks to higher revenue (+5%) and cost of credit improvements. New lending in the period was well above Q1 2021 (+17%), despite a challenging environment. The largest contributors to the profit increase were Germany (€101 million), the UK (€65 million), the Nordic countries (€45 million), France (€48 million) and Spain (€34 million). Openbank, the largest 100% digital bank in Europe by deposits, is currently active in Spain, the Netherlands, Germany and Portugal, as well as in Argentina. Zinia, the bank’s new ‘buy now, pay later’ initiative in Germany, is already achieving outstanding results, with more than 2.5 million contracts. The secondary segments4, which includes the global businesses Santander CIB, Wealth Management & Insurance and PagoNxt, had another solid quarter. Santander CIB achieved a record quarterly performance, with underlying profit increasing by 10% to €759 million, driven by strong activity in Global Debt Financing and Global Transactional Banking. Its efficiency ratio remained a benchmark in the sector at 35%. The group participated in several significant renewable energy transactions and reinforced its own capabilities with the acquisition of 80% of WayCarbon, a leading Brazil-based ESG consultancy firm, in April. Wealth Management & Insurance. The group’s private banking, asset management and insurance businesses also delivered a strong set of results in Q1 2022. The total contribution to the group (including net profit and total generated net fees of taxes) was €603 million, up 7%, driven by the higher volume of assets under management (+2%), and growth in fee income. In private banking, the bank attracted net new money of €2,800 million, while Santander Asset Management reached assets under management of €198 billion. PagoNxt, the company that brings together all of Santander’s most innovative and disruptive payments businesses, increased revenues by 122% to €162 million. This strong growth was backed by the recovery in consumer activity in recent quarters, with volumes exceeding pre-pandemic levels, and particularly strong growth in merchant due to a solid increase in the number of transactions, merchants and total payments volumes in most of the countries. PagoNxt serves 1.2 million merchants and around 8,000 companies. PagoNxt comprises Getnet, One Trade, Payments Hub, Mercury TFS, Superdigital, and has an investment in Ebury. 4 More information in the financial report.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 About Banco Santander Banco Santander is one of the largest banks in the world. Its market capitalization at the end of the first quarter of 2022 was €54 billion. It has firm roots in ten core markets in Europe and the Americas with four million shareholders and 198,000 employees who serve 155 million customers.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 10 Important information Non-IFRS and alternative performance measures This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2021. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q1 2022 Financial Report, published as Inside Information on 26 April 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Banco Santander, S.A. (“Santander”) advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Group or significant subsidiaries. Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 11 No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    26 April 2022 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer